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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FindWhat.com

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

317794 10 5

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 317794 10 5	Amendment No. 1 to Schedule 13G	Page 2 of 5 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew M. Lessman

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

1,625,000

	6.	SHARED VOTING POWER

0

	7.	SOLE DISPOSITIVE POWER

1,625,000

	8.	SHARED DISPOSITIVE POWER

0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,625,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 317794 10 5	Amendment No. 1 to Schedule 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

FindWhat.com (the “Company” )

Item 1(b).	Address of Issuer’s Principal Executive Offices

12751 Westlinks Drive, Suite 3 Fort Meyers, Florida 33913

Item 2(a).	Name of Person Filing

Andrew M. Lessman

Item 2(b).	Address of Principal Business Office, or, if None, Residence

430 Parkson Road Henderson, Nevada 89015

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities

This statement relates to the Company’s common stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number

317794 10 5

Item 3.	Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned: 1,625,000

This number includes 125,000 shares which may be acquired upon the exercise of warrants, exercisable within 60 days of December 31, 2002.

The number of shares reported as beneficially owned above are as of December 31, 2002.

(b) Percent of Class: 9%

          This figure is calculated based on 18,032,938 shares of Common Stock outstanding, which equals the sum of (i) 17,032,938 shares of Common Stock issued and outstanding as of September 30, 2002, as reported in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2002, filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2002 (File No. 0-30428) and (ii) 1,000,000 shares of Common Stock issued by the Company in a private placement as reported in the Company’s Current Report on Form 8-K, filed with the SEC on December 23, 2002 (File No. 0-30428).

CUSIP No. 317794 10 5	Amendment No. 1 to Schedule 13G	Page 4 of 5 Pages

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,625,000

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 1,625,000

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2-12-03

Date

/s/ ANDREW M. LESSMAN

Signature

Andrew M. Lessman

Name/Title